H. MAURICE MITCHELL

(1925-2011)

WILLIAM H.L. WOODYARD, III

(1945-2014)

MICHELE ALLGOOD

JOHN K. BAKER

SHERRY P. BARTLEY

TRAV BAXTER

R. T. BEARD, III

BENJAMIN D. BRENNER[1]

JASON T. BROWNING

MICHELLE L. BROWNING

JOHN S. BRYANT

C. DOUGLAS BUFORD, JR.

BURNIE BURNER[2]

FREDERICK K. CAMPBELL[3]

CHARLES B. CLIETT, JR.[4]

ADRIA W. CONKLIN[5]

KEN COOK

COURTNEY C. CROUCH, III

ELISABETH S. DELARGY[6]

JILL GRIMSLEY DREWYOR[7]

JANE W. DUKE

DOAK FOSTER[3]

BYRON FREELAND

KAREN P. FREEMAN[5]

ALLAN GATES[3]

KATHLYN GRAVES

HAROLD W. HAMLIN

MEGAN D. HARGRAVES

L. KYLE HEFFLEY[8]

BEN D. JACKSON

ANTON L. JANIK, JR. [9]

WENDY L. JOHNSON

MARGARET A. JOHNSTON

M. SAMUEL JONES III

JOHN ALAN LEWIS

D. NICOLE LOVELL

AMANDA L. MACLENNAN[2]

WALTER E. MAY

BRUCE MCCANDLESS III[10]

CHRISTOPHER A. MCNULTY

LANCE R. MILLER

STUART P. MILLER

T. ARK MONROE, III[3]

JENNIFER R. PIERCE

BRIAN A. PIPKIN

CHRISTOPHER D. PLUMLEE

JULIE M. POMERANTZ[11]

425 WEST CAPITOL AVENUE, SUITE 1800 LITTLE ROCK, ARKANSAS 72201-3525 TELEPHONE 501-688-8800 FAX 501-688-8807

SCOTT PROVENCHER

LYN P. PRUITT

CHRISTOPHER T. ROGERS

J. SCOTT SCHALLHORN

12BARRY G. SKOLNICK

3DERRICK W. SMITH

STAN D. SMITH

MANDY L. STANTON

ZACHARY T. STEADMAN

CLAYBORNE S. STONE

3JEFFREY THOMAS

MARY CATHERINE WAY

WALTER G. WRIGHT, JR.

5TOD YESLOW

MATT BRUNSON

8BRYCE G. CRAWFORD

14LAUREN DILIZIA

2LANA L. FREEMAN

ASHLEY L. GILL

DAVID F. KOEHLER

13BETHANY N. MARSHALL

2REBECCA PATEL

BRITTANY H. PETTINGILL

KENDRA PRUITT

15SAINABOU M. SONKO

GRAHAM C. TALLEY

COUNSEL

JOHN E. ALEXANDER

MELISSA BANDY

16DAVID N. BLACKORBY

CRAIG R. COCKRELL

MORRIL H. HARRIMAN, JR

5MARTHA MCKENZIE HILL

17GINGER HYNEMAN

KELLY MARCHAND

18NATHAN A. READ

2STANTON K. STRICKLAND

ALBERT J. THOMAS III

OF COUNSEL

W. CHRISTOPHER BARRIER

JOSEPH W. GELZINE

DONALD H. HENRY

19HERMANN IVESTER

ANNE S. PARKER

JOHN S. SELIG

MARCELLA J. TAYLOR

RICHARD A. WILLIAMS

1 ADMITTED IN CALIFORNIA AND ARKANSAS

2 ONLY ADMITTED IN TEXAS

3 ADMITTED IN DISTRICT OF COLUMBIA AND ARKANSAS

4 ADMITTED IN ARIZONA, TEXAS AND ARKANSAS

5 ADMITTED IN TEXAS AND ARKANSAS

6 ADMITTED IN TENNESSEE AND TEXAS

7 ADMITTED IN OKLAHOMA, MISSOURI AND ARKANSAS

8 ADMITTED IN MISSOURI AND ARKANSAS

9 ADMITTED IN COLORADO AND ARKANSAS

10 ADMITTED IN DISTRICT OF COLUMBIA, NEW YORK, AND TEXAS

WRITER’S DIRECT DIAL 501-688-8866 March 29, 2017

11 ADMITTED IN GEORGIA AND TEXAS

12 ADMITTED IN NEW YORK AND PENNSYLVANIA

13 ADMITTED IN OKLAHOMA AND ARKANSAS

14 ADMITTED IN ALABAMA AND TEXAS

15 ADMITTED IN GEORGIA, NEW JERSEY, AND NEW YORK

16 ADMITTED IN ARKANSAS, ARIZONA, OREGON, AND TEXAS

17 ADMITTED IN TENNESSEE AND ARKANSAS

18 ADMITTED IN ARKANSAS, NEW JERSEY, AND PENNSYLVANIA

19 ADMITTED IN THE U.S. PATENT AND TRADEMARK OFFICE AND ARKANSAS

ALL OTHERS ADMITTED ONLY IN ARKANSAS

Mr. John P. Nolan

Senior Assistant Chief Accountant

Office of Financial Services

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Home BancShares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

Form 8-K Filed January 19, 2017

File No. 000-51904

Dear Mr. Nolan:

The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the Staff’s comments contained in your letter to Mr. Brian Davis, dated March 15, 2017. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the heading contained in your letter.

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM

Mr. John P. Nolan

Senior Assistant Chief Accountant

March 29, 2017

Comments and Responses

Form 10-K

Non-GAAP Financial Measurements, page 88

1.	Please tell us how you considered whether the non-GAAP measure “Allowance for loan losses plus discount for credit losses on purchased loans to total loans plus discount for credit losses on purchased loans” uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Response: The Company acknowledges the Staff’s comment and confirms that it has reviewed and considered Rule 100(b) of Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations (“C&DI’s”) updated on May 17, 2016.

The Company believes that certain non-GAAP measures and ratios disclosed in Table 32 on page 90 of the Company’s December 31, 2016 Form 10-K, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding our “allowance for loan losses to total loans receivable ratio” and that investors benefit from referring to this non-GAAP measurement in assessing our asset quality. The non-GAAP measurement referenced in the Staff’s comments has been included in the Company’s Form 10-K as a result of questions received from investors regarding the impact of purchase accounting on the Company’s “allowance for loan losses to total loans receivable ratio.” Specifically, because of the Company’s significant number of historical acquisitions, investors have inquired how the “allowance for loan losses to total loans receivable ratio” has been impacted by the projected credit losses which were recorded as a discount on purchased loans during the fair value adjustments recognized in purchase accounting. For financial assets the Company has purchased in its acquisitions, GAAP requires a discount embedded in the purchase price that is attributable to the expected credit losses at the date of acquisition. Because the discount for credit losses on purchased loans is not applied to the allowance for loan losses, investors have indicated and the Company believes it is useful information to show the same accounting, on a non-GAAP basis, as if applied to all loans receivable, including those acquired in a business combination.

For the reasons described above, the Company believes the non-GAAP measurement identified by the Staff in its comment is currently presented in a manner that provides valuable supplemental information to help investors better understand the Company’s asset quality and is not misleading when taken together with the information accompanying such measurement. Therefore the Company believes its current presentation is in compliance with Question 100.04 of the C&DI’s and Rule 100(b) of Regulation G.

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM

Mr. John P. Nolan

Senior Assistant Chief Accountant

March 29, 2017

The Company also respectfully notes that its disclosure regarding this non-GAAP measure was the subject of prior Staff comments dated May 16, 2013 and June 28, 2013, and the Company’s current disclosure, including Table 32 of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operation included in its Form 10-K for the year ended December 31, 2016, is based on the Company’s responses to the Staff dated June 11, 2013 and July 5, 2013, respectively. Excerpts from the Company’s June 11, 2013 and July 5, 2013 response letters to the Staff, including the text of each applicable enumerated Staff comment and the Company’s response, are provided in Exhibits A and B, respectively, attached hereto.

Form 8-K Filed January 19, 2017 – Exhibit 99.1

2.	Please revise future Form 8-K filings in which you present non-GAAP financial measures to disclose the information required in Rule 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Response: The Company will revise its future Form 8-K filings in which it presents non-GAAP financial measures to disclose the information required in Rule 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

If you have any questions or require further information, please contact me at (501) 688-8866 or dbuford@mwlaw.com.

Sincerely,

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.

By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. Brian Davis

Mr. Michael Volley

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM

Exhibit A

Excerpt from June 11, 2013 Response Letter

Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans, page 72

6.	We note your disclosure of the “allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired.” Please consider removing this credit metric in future filings or tell us why you believe the discount for credit losses on acquired loans is relevant to non-acquired loans in order to make this ratio meaningful. In other words, this ratio makes it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans.

Response: We believe this presentation is an informative number to investors, and it was not our intention to make it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans. As a result, we propose to improve the disclosure by expanding it to include the components of how it is calculated. We will include the new disclosure set forth below in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (“MD&A”) under the “Non-GAAP Financial Measurements” section.

We also plan to reference the new disclosure under “Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans” by stating, “See ‘Management’s Discussion and Analysis of Financial Condition and Results of Operation—Table 28,’ for the non-GAAP tabular reconciliation.”

The following revised disclosure will be included in future filings:

We have $569.7 million of purchased non-covered loans, which includes $81.7 million of discount for credit losses on non-covered loans acquired at December 31, 2012. For purchased credit-impaired financial assets, GAAP requires a discount embedded in the purchase price that is attributable to the expected credit losses at the date of acquisition, which is a different approach from non-purchased-credit-impaired assets. While the discount for credit losses purchased on non-covered loans is not available for credit losses on non-purchased non-covered loans, management believes it is useful information to show the same accounting as if applied to all loans, including those acquired in a business combination. Therefore, management believes the allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired is useful in evaluating our company. This calculation, which is similar to the GAAP calculation of allowance for loan losses for non-covered loans to total non-covered loans, is presented in Table 28 below.

[Table follows on next page.]

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM

Table 28: Allowance for Loan Losses for Non-Covered Loans to Total Non-Covered Loans

	As of December 31, 2012
	Non-Covered Loans	Purchased Non- Covered Loans	Total
	(Dollars in thousands)
Loan balance reported (A)	$1,843,249	$487,950	$2,331,199
Loan balance reported plus discount (B)	1,843,249	569,667	2,412,916
Allowance for loan losses for non-covered loans (C)	$45,170	$—	$45,170
Discount for credit losses on non-covered loans acquired (D)	—	81,717	81,717

Total allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired (E)	$45,170	$81,717	$126,887

Allowance for loan losses for non-covered loans to total non-covered loans (C/A)	2.45%	N/A	1.94%
Discount for credit losses on non-covered loans acquired to non-covered loans acquired plus discount for credit losses on non-covered loans acquired (D/B)	N/A	14.34%	N/A
Allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired (E/B)	N/A	N/A	5.26%

Note: Discount for credit losses on acquired loans are accounted for on a pool by pool basis and are not available to cover credit losses on non-acquired loans or other pools.

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM

Exhibit B

Excerpt from July 5, 2013 Response Letter

Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans, page 72

2.	We note your response to comment 6 in your letter dated June 11, 2013, and especially your statement that it is not your intention to make it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans. We do not believe aggregating the allowance for loan losses and the discount for credit losses on acquired loans and expressing the amount as a single credit metric is appropriate. Therefore, please remove this credit metric in future filings. We do not object to disclosing the information in the first two columns of the proposed Table 28.

Response: In the past, the Company has received comments from investors that they have trouble comparing our bank with other banks with no acquisitions. Since the purchase accounting rules are so different for originated loans versus purchased loans, this credit metric is a useful tool to help investors bridge the gap between the two sets of rules. We will remove this credit metric from Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans. However, after addressing the staff’s recommended improvements in the previous correspondence, this credit metric is now clearly labeled as to its calculation, use and availability. As a result, we believe it is appropriate to disclose this credit metric in the Non-GAAP section of our future filings.

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM